Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF KU6 MEDIA CO., LTD.
FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2015
(OR AT ANY ADJOURNMENT THEREOF)

The undersigned1,                                     [insert name] of                                                         [insert address], being a shareholder of                  2 ordinary shares of Ku6 Media Co., Ltd., a Cayman Islands company (“Ku6” or the “Company”), hereby acknowledges receipt of the notice of 2015 annual general meeting of shareholders (the “2015 AGM Notice”) and proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated September 25, 2015, and hereby appoints                  3or, failing whom, the Chairman of the 2015 AGM, as our proxy, with full power to him or her, on behalf and in the name of the undersigned, to represent the undersigned at the 2015 annual general meeting of shareholders of the Company to be held on October 29, 2015 at 10:00 a.m., Hong Kong time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment thereof (the “2015 AGM”), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the 2015 AGM, all as set forth in the 2015 AGM Notice and in the Proxy Statement previously furnished to the undersigned either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:             To elect Feng Gao to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2:             To elect Qingmin Dai to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3:             To elect Yong Gui to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 4:             To elect Jun Deng to hold office as a director of the company until the next annual general meeting of shareholders or until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 5:             To elect Robert Chiu to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 6:             To elect Mingfeng Chen to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 7:             To elect Jason Ma to hold office as a director of the company until the next annual general meeting of shareholders or until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 8:             To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATE: , 2015

SHAREHOLDER NAME[4]:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on the register of members of the Company, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China. In the case of joint holders, all holders should sign on this proxy.

Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before October 29, 2015.

Notes:

(1)               Full name(s) and address (es) to be inserted in BLOCK CAPITALS.

(2)               Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3)               If no name is inserted, a shareholder is deemed to have nominated the Chairman of the 2015 AGM as proxy. You are entitled to appoint a proxy to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the 2015 AGM in person to represent you.

(4)               IMPORTANT: IF YOU WISH TO VOTE FOR ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY PROPOSALS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Abstentions by holders of ordinary shares will count towards the quorum but are not included in the determination of the number of votes cast and are not counted as votes for or against a proposal. Your proxy will be entitled to vote at his/her discretion on any proposal properly put to the 2015 AGM other than those referred to in the 2015 AGM Notice.

(5)               This form of proxy must be executed under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a corporation under the hand of an officer or attorney duly authorized in that behalf.

(6)               In the case of joint holders of record, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

(7)               Completion and delivery of this form of proxy will not preclude you from attending and voting at the 2015 AGM if you so wish. Any proxy given by you may be revoked by you at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date  to the Company (Attention: Legal Counsel) or, by attending the 2015 AGM and voting in person. Attendance at the 2015 AGM in and of itself does not revoke a prior proxy. A written notice of revocation, if delivered, must be received by the Company before October 29, 2015.